82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Larry N. Gandal
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich

William C. Davis, III
Paul A. Bellegarde+
Kim Viti Fiorentino
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Sean P. S
Michael
Gregory
Jeffrey W
Stephen
Karl W. N
Debra S.
Simon M.
Matthew
Daniel H.

Deborah L. Moran
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
[redacted]

02055168

James J. Fournier∘

Of Counsel
Leonard R. Goldstein
Richard P. Meyer∘
Robert B. Ostrom•
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Jay Eisenberg

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

September 24, 2002

SUPPL

02 OCT -2 AM 9:10

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 25, 2002 Trading Statement/Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

dlw 10/3

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:093002
18031915-5.doc

REG-Electrocomponents Trading Statement
RNS Number:5257B
Electrocomponents PLC

24-Sep-02

Embargoed to 7.00am
24 September 2002

ELECTROCOMPONENTS PLC

TRADING UPDATE

Ahead of forthcoming meetings with investors and analysts we are updating the market on recent trading.

The Board anticipates that our profit before tax and goodwill amortisation for the six months ended 30 September 2002 will be around £46m.

We last updated the market at our Annual General Meeting on 19 July 2002. Since then sales per day have continued to be flat, excluding normal seasonal reductions. Sales have been lower than expected in the United Kingdom and Continental Europe due partly to our customers' extended holidays and partly to weaker sales to customers in the manufacturing sector. Allied in the United States has continued its modest recovery in sales per day and returned to year on year growth. Over this period Asia and Japan have also seen more positive trading.

Gross margin was higher than in the prior year, costs are being managed tightly and our cash flow has remained strong.

Recently published leading indicators such as Purchasing Managers Indices suggest continued weak markets; we do not anticipate any improvement in our trading environment through the second half.

The Board is fully committed to the Group's well-defined strategy and believes that it will deliver substantial benefits to shareholders.

The results for the six months to 30 September 2002 will be announced on 6 November 2002.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000